FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, June 27, 2016

FAIRFAX TO ACQUIRE 80% INTEREST IN INDONESIAN INSURER

Toronto, Ontario (June 27, 2016) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has, through its wholly-owned subsidiary, Fairfax Asia Limited (“Fairfax Asia”), entered into an agreement with PT Paninvest Tbk and its affiliates (collectively, the “Panin Group”) to acquire an 80% interest in PT Asuransi Multi Artha Guna Tbk (“AMAG”), an Indonesian insurer.  The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016.

AMAG is an established general insurer in Indonesia with over US$65 million in gross written premiums in 2015.  On closing, AMAG will integrate with PT Fairfax Insurance Indonesia and become part of the Fairfax Asia group under the leadership of its CEO, Ramaswamy Athappan.  As part of this transaction, AMAG will also enter into a long-term general insurance bancassurance partnership with PT Bank Pan Indonesia Tbk (“Panin Bank”).

“We are pleased to have AMAG join the Fairfax group, and we look forward to working with the Panin Group and Panin Bank as our new partners in Indonesia,” said Prem Watsa, Chairman and CEO of Fairfax.  “AMAG has an excellent long-term track record in the Indonesian general insurance sector, a well-diversified sales channel with Panin Bank and this is a great opportunity for us to continue to expand our operations in the region.”

“Indonesia is an important emerging economy in the region, and we are delighted to strengthen our presence in this market at this opportune time by partnering with Panin Bank and welcoming AMAG into the Fairfax group,” said Ramaswamy Athappan, CEO of Fairfax Asia.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  John Varnell, Vice President, Corporate Development, at (416) 367-4941